Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 for the registration of (i) $500,000,000 of its common stock, preferred stock, depositary shares and warrants, No. 333-113076; (ii) 2,383,284 shares of its common stock, No. 333-70111 and (iii) 1,173,232 shares of its common stock, No. 333-30394 and Form S-8 pertaining to the Amended 1997 Stock Option and Incentive Plan) of SL Green Realty Corp. and in the related Prospectus of our reports dated September 17, 2004 with respect to the Statements of Revenues and Certain Expenses of 750 Third Avenue and 485 Lexington Ave included in this Form 8-K/A.

/s/ Ernst & Young LLP
October 11, 2004